Exhibit 99.1

Larry K. Cordell Joins Origin Agritech’s Board of Directors

BEIJING--(BUSINESS WIRE)--October 25, 2011--Origin Agritech Limited (NASDAQ:SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today announced that Mr. Larry Kenneth Cordell, former Chairman of the Board, President and CEO of UAP Holdings (“UAPH”) was appointed to Origin’s Board of Directors. Mr. Cordell will replace Mr. Remo Richli as the Chair of the Audit Committee and an Independent Director to the Company effective January 1, 2012. Mr. Richli is retiring from the Board after having completed his two three-year terms.

“Larry has the most extensive business experience in global agriculture. We are very excited to welcome him to Origin’s Board,” said Dr. Gengchen Han, Origin’s Chairman, President and CEO. “In addition to his key industry and capital markets involvements, Larry has been instrumental in helping maintaining excellent corporate governance and financial reporting at various companies he represented.”

“I have tremendous respect for Chairman Han and his dedicated team at Origin. Agriculture will continue to hold strategic importance for China’s growth. Origin has been at the fore front of improving crop yields with innovative technologies,” said Cordell. “It is a privilege to serve on the board of such industry leader.”

Mr. Cordell served as Chairman, President and CEO at UAP Holdings when the company was acquired by Agrium Inc. through a tender offer in May, 2008. Prior to its acquisition, UAPH was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. Mr. Cordell joined United Agri Products in 2001 and held various executive positions throughout his tenure. Previous to United Agri Products, he held executive positions at FMC Agricultural Products, where he last served as its Global Herbicide Director. Mr. Cordell started his career at Rohm and Haas.

Mr. Cordell is currently a Director of Momentive Performance Material Holdings, a global leader in specialty chemicals and materials and serves as a consultant to the private equity investment firm Apollo Global Management LLC.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Investors:
Origin Agritech Limited
Irving Kau, 949-878-8505 / 011.86.136.8108.0243
Interim Chief Financial Officer
Irving.kau@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
Shiwei.yin@grayling.com